EXHIBIT 12.2
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)

	Nine months ended
	September 30,		Year ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings from continuing operations	$891,579	$408,948	$717,690	$306,203	$220,470	$236,701	$235,157

Add:

Minority interest	2,751	2,541	3,457	5,243	4,875	4,959	5,508

Income taxes	64,659	59,133	30,528	26,892	43,562	15,374	28,169

Interest expense	287,255	216,933	294,403	177,562	152,551	154,427	151,864

Earnings, as adjusted	$1,246,244	$687,555	$1,046,078	$515,900	$421,458	$411,461	$420,698

Combined fixed charges and preferred share dividends:

Interest expense	$287,255	$216,933	$294,403	$177,562	$152,551	$154,427	$151,864

Capitalized interest	83,897	69,801	97,297	63,885	37,388	36,425	30,534

Total fixed charges	371,152	286,734	391,700	241,447	189,939	190,852	182,398

Preferred share dividends	19,065	19,062	25,416	25,416	25,746	30,485	32,715

Combined fixed charges and preferred share dividends	$390,217	$305,796	$417,116	$266,863	$215,685	$221,337	$215,113

Ratio of earnings, as adjusted to combined fixed charges and preferred share dividends	3.2	2.2	2.5	1.9	2.0	1.9	2.0